SÉANCE Film Lead Investor

Steven Clark, Associate Professor of Finance, UNC Charlotte

Here's why Steven invested $20,000:

This is my third film investment and second with this team. Vivian and Rachel are masters of making beautiful films with recognizable talent, but on a modest budget. They're garnering attention within the independent film industry and are considered up-and-coming filmmakers to watch. As an investor in their previous film, SCRAP, I have observed them in each phase of production and even visited their sets. Vivian and Rachel are consummate professionals who are dedicated to their craft. I am confident that their high standards and artistry will be on full display in SÉANCE as well.